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                                                 Filed Pursuant to
                                                 Rule 424(b)(3)
                                                 Registration No. 333-29849
Prospectus Supplement
(To Prospectus dated July 8, 1997)

                           Tele-Communications, Inc.
           Tele-Communications, Inc. Series A TCI Group Common Stock
                               -----------------
    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") will use this prospectus supplement and the prospectus to which it relates in connection with the sale of up to 2,104,042 shares (the "Maximum Amount") of Tele-Communications, Inc. Series A TCI Group Common Stock, $1.00 par value ("TCOMA"), that it may purchase from Merrill Lynch International ("MLI"), LBI Group Inc. ("LBI") and Toronto Dominion (New York), Inc. ("TD") (the "Sellers"). MLPF&S may also act as the Sellers' agent in connection with sales of TCOMA. MLPF&S will effect sales of TCOMA in the Nasdaq National Market from time to time at prevailing market prices. Any amounts received from MLPF&S from sales of TCOMA in excess of the prices at which it purchases TCOMA from the Sellers may be deemed to be underwriting commissions under the Securities Act of 1933. If the Maximum Amount of TCOMA is sold, the Sellers will hold no shares purchased under the Stock Purchase Agreements described under "Shares Being Offered and Selling Stockholders" in the prospectus to which this prospectus supplement relates.

    From February 2, 1999 to February 22, 1999, MLI, LBI and TD sold to MLPF&S, as market maker, 1,452,400 shares of TCOMA, 623,650 shares of TCOMA and 1,870,950 shares of TCOMA, respectively, at prevailing market prices ranging from $64.25 to $70.50 per share. In connection with such sales MLI, LBI and TD each received commissions of $.02 per share from the Company for each share of TCOMA sold. These commissions may be deemed to be underwriting commissions under the Securities Act of 1933. Immediately following the sales described above, MLI owned 899,608 shares of TCOMA (which represents less than one percent of the outstanding shares of TCOMA), LBI owned 317,212 shares of TCOMA (which represents less than one percent of the outstanding shares of TCOMA) and TD owned 6,971,373 shares of TCOMA (which represents approximately 1.5% of the outstanding shares of TCOMA).

    Within the past three years, (1) MLPF&S has acted as a principal underwriter in several public offerings of securities by subsidiaries of the Company and, in connection with rendering such services, MLPF&S received customary fees, (2) MLI and/or its affiliates (including MLPF&S) have entered into various swap transactions and agreements relating thereto with the Company having an aggregate notional amount of approximately $264.9 million, which notional amount as of February 22, 1999 was approximately $62.1 million, and (3) MLI and/or its affiliates have entered into put transactions with the Company with respect to securities of the Company having an aggregate value of approximately $13.3 million. MLPF&S is currently acting as financial advisor to the Company in connection with the Company's proposed merger with AT&T Corp. for which MLPF&S will receive customary fees. Within the past three years, Lehman Brothers Inc., an affiliate of LBI, has also acted as a principal underwriter in several public offerings of securities by subsidiaries of the Company. Lehman Brothers Inc. received customary fees in connection with rendering such services. LBI has entered into additional swap transactions with the Company having an aggregate notional amount of approximately $874.9 million, which notional amount as of February 22, 1999 was approximately $627.3 million. On June 16, 1997, each of MLPF&S and LBI purchased $264,946,532 of the Company's common stock in connection with equity swap transactions from the Estate of Bob Magness, the deceased former Chairman of the Company.

                                                                     (continued)

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

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          The date of this Prospectus Supplement is February 22, 1999



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    On August 12, 1997, LBI assigned to TD certain rights with respect to equity swap transactions between the Company and LBI. In connection therewith, LBI sold shares of TCOMA to TD, and TD became a Selling Stockholder under the prospectus to which this supplement relates. Within the past three years, TD and/or affiliates thereof have (1) established existing credit facilities for the Company and its affiliates having an aggregate principal amount of approximately $672.8 million and (2) entered into various swap transactions with the Company and its subsidiaries having an aggregate notional amount of approximately $689.4 million, which notional amount as of February 22, 1999 was approximately $524.4 million. Within the past three years, TD and/or affiliates thereof had established credit facilities for the Company's affiliates having an aggregate principal amount of approximately $192 million, which facilities have since terminated.

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